DIRECT DIAL (617) 573 4815 DIRECT FAX (617) 305 4815	SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP ONE BEACON STREET BOSTON, MASSACHUSETTS 02108-3194 TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com	FIRM/AFFILIATE OFFICES CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO WASHINGTON, D.C. WILMINGTON BEIJING BRUSSELS FRANKFURT HONG KONG
	December 14, 2010	LONDON MOSCOW MUNICH PARIS SÃO PAULO SHANGHAI
VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549		SINGAPORE SYDNEY TOKYO TORONTO VIENNA

Re:	Novell, Inc.

Ladies and Gentlemen:

On behalf of Novell, Inc., a Delaware corporation (the “Company”), please find transmitted herewith a Preliminary Proxy Statement on Schedule 14A of the Company for its special meeting of stockholders. On behalf of the Company, please be advised that the Company expects to file its Definitive Proxy Statement on Schedule 14A for its special meeting of stockholders on or before December 28, 2010.

If you have any questions or require any further information with respect to the Preliminary Proxy Statement, or any other matter relating to the Company, please call the undersigned at (617) 573-4815.

Very truly yours,

/s/ Margaret A. Brown

Margaret A. Brown